August 15, 2024

Glenn Sanford
Founder, Chief Executive Officer and Chair of the Board eXp World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

       Re: eXp World Holdings, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 27, 2024
           File No. 001-38493
Dear Glenn Sanford:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 41

1.     The Company-Selected Measure should, in your assessment, "represent the most
       important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company
performance.    See Item
       402(v)(2)(vi) of Regulation S-K. It appears that the Company-Selected Measure data provided in your pay versus performance table has been measured across more than one fiscal year, since the measurement periods start and end in September, rather than
       December. Please ensure that the quantified performance information regarding your
       Company-Selected Measure is not measured over a multi-year period. Refer to Item
       402(v)(2)(vi) of Regulation S-K and Regulation S-K Compliance and Disclosure
       Interpretation 128D.11.
 August 15, 2024
Page 2
2. We note disclosure in footnote 9 to your pay versus performance table that due to administrative errors, you adjusted the Summary Compensation Table for some of your
       NEOs for 2021 and 2022 and you overstated the    Compensation Actually
Paid to PEO
       for 2021 and overstated the    Average Compensation Actually Paid to
Non-PEO NEOs
       for 2022. We also note that you limited your footnote disclosure to the most recent fiscal year, but you state you also provide such footnote disclosure for 2022 and 2021 in footnotes 2 and 4 to your pay versus performance table. Regulation S-K Compliance and
       Disclosure Interpretation 128D.03 contemplates omitting footnote disclosure for all years other than the most recent fiscal year unless the prior years footnote disclosure would be
       material to an investor   s understanding of the information reported in
the pay versus
       performance table for the most recent fiscal year, or of the relationship disclosure provided under Item 402(v)(5) of Regulation S-K. Please tell us how you concluded that you were not required to provide footnote disclosure for years other than the most recent fiscal year in light of the revisions to your Summary Compensation Table and compensation actually paid amounts for 2021 and 2022.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 or Daniel Crawford at 202-551-7767
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program
cc:   Ali Nardali, Esq.